March 31, 2010

U.S. Securities & Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stone Harbor Investments, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 2, 2010
File No. 333-162496

Dear Ms. Wray:

We represent Stone Harbor Investments, Inc. (“Stone Harbor” or, the “Company,” “we,” “us,” or “our”).  By letter dated March 29, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Amendment No.1 to Form S-1 originally filed on March 2, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.  We note your disclosure on page 10 that 351,000 of the shares being offered for resale were sold in an unregistered offering made in reliance on Rule 506 that was completed in December 2009, following the initial filing of your registration statement.  We note also that you have amended your registration statement to include an additional selling shareholder and to add 75,000 shares (on a post-stock-split basis) to the amount being registered for resale.  Please tell us the number of investors that made purchases in the unregistered offering after the initial filing of this registration statement and whether these purchasers had a substantive pre-existing relationship with the company.  To the extent they did not have pre-existing relationships, describe to us in more detail how these purchasers were contacted about the unregistered offering and how you concluded that they did not become interested in the offering by means of the registration statement or a general solicitation.  See Question 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations.

Answer: The Company sold common shares to one shareholder after the initial S-1 filing date of October 14, 2009.  The shareholder was Van Nguyen.  He purchased 1,000 shares (pre-split) in the offering on August 25, 2009 in his personal name.  He purchased 2,000,000 shares (pre-split) on December 21, 2009 in his retirement account, Entrust of Tampa Bay FBO Van Q. Nguyen.  Van Nguyen is personally known to the Compamy’s President and the two have invested in other mutual projects.  He is a local cardiologist and an accredited investor.

Prospectus Summary, page 3

2.  In response to prior comment 1, you have added the following statement to the prospectus summary:  “The Company estimates it will commence generating sales revenues from our new marketing and sales programs within 180 days of the date of this Registration Statement.”  Please revise to clarify, if accurate, that this disclosure refers to the minimum amount of time that you estimate will be required to generate revenues, and that the company may be unable to successfully implement its business plan to generate revenues, as indicated elsewhere in your filing.

Answer: The disclosure has been revised accordingly.

Risk Factors

“The offering price of the common stock…” page 7

3.  We note that in response to prior comment 5 you have revised the disclosure on page 9 to remove the indication that you considered the company’s “financial condition and prospects” in determining the offering price.  Please also remove the corresponding language that appears in this risk factor; or advise.

Answer: The risk factor has been revised.

Report of Independent Registered Public Accounting Firm, page F-1

4.  Please provide an updated or dual-dated audit report referring to the revisions to the financial statements and notes attributable to the retroactive application of the January 5, 2010 stock split.

Answer: The dual-dated audit report referring to the revisions to the financial statements and notes attributable to the retroactive application of the January 5, 2010 stock split has been included in the amended filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 21

5.  In response to prior comment 13, you have revised your liquidity and capital resources discussion to disclose that the company had $6,688 in cash as of December 31, 2009, and that it needs to spend $20,000 to complete its initial public offering and to “become a public reporting company.”  You state further that accordingly, the company does not have enough cash to complete the offering and support daily operations.  Such disclosure appear inconsistent with the ensuing statement in this section that you believe the company can conduct its planned operations for 120 days from the date of the registration statement using currently-available resources.  Please revise your filings as necessary to provide consistent and accurate disclosures with respect to the minimum period of time that you anticipate being able to conduct planned operations using currently-available resources.

Answer: The liquidity and capital resources section has been revised to provide consistent and accurate disclosure about the minimum time period required to conduct planned operations using currently available resources.

Transactions with Related Persons, Promoters and Certain Control Persons, page 24

6.  We note your disclosure on page 18 that office space for the company is provided by your president and sole director at no charge.  Please revise your discussion of related-person transactions to provide the disclosure called for by Item 404(d) of Regulation S-K with respect to this arrangement; or tell us why you believe such disclosure is not required.

Answer: The disclosure has been updated in the transactions with related persons, promoters and certain control persons section.

Executive Compensation, page 23

7.  Your response to prior comment 16 advises that you believe you are not required to provide executive compensation disclosure for Mr. Dreslin, your former president, because he resigned as an officer prior to the filing of the registration statement.  Please be advised that you are nonetheless required to provide executive compensation for this individual, if he served as the company’s principal executive officer during the last completed fiscal year.  See Item 402(m)(2)(i) of Regulation S-K.  Please revise accordingly; or advise.

Answer: The executive compensation table has been revised to include our former president Mr. Dreslin.

Signatures, page 30

8.  The registration statement currently appears to be signed by Mr. Toups only on behalf of the registrant, and not in his individual capacity.  Please revise your signature page to ensure that Mr. Toups also signs in his individual capacity as the company’s sole director and principal executive, financial, and accounting officer beneath the following language, as called for by the Signatures section of Form S-1:  “Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.”  Please also revise the language preceding the signature on behalf of the registrant to conform to that set forth in the Signatures section of Form S-1.

Answer: The signature page has been revised accordingly.

Very truly yours,

ANSLOW & JACLIN LLP

By:  /s/Gregg E. Jaclin

       GREGG E. JACLIN